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Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF ARTICLES OF INCORPORATION
OF CYMER, INC.

        The undersigned, pursuant to and in accordance with Section 78.390 of the Nevada Revised Statutes, does hereby certify that:

        1.    She is the duly elected and acting Senior Vice President and Chief Financial Officer of CYMER, INC., a Nevada corporation (the "Corporation").

        2.    On February 13, 2002, the Board of Directors of the Corporation approved the adoption of an amendment to the Corporation's Second Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock, par value $.001 of the Company ("Common Stock") from 50,000,000 to 100,000,000 shares (the "Share Increase").

        3.    On May 23, 2002, upon the recommendation of the Board of Directors, more than a majority of the issued and outstanding shares of Common Stock, the only shares entitled to vote, approved the Share Increase.

        4.    Article 3 of the Second Amended and Restated Articles of Incorporation of the Company is amended to read as follows:

          "3.  Shares. The corporation (sometimes referred to in these Articles of Incorporation as the "Company') is authorized to issue two classes of stock to be designated, respectively, "Common Stock' and "Preferred Stock'. The total number of shares of Common Stock authorized to be issued is One Hundred Million (100,000,000), $.001 par value per share. The total number of shares of Preferred Stock authorized to be issued is Five Million (5,000,000), $.001 par value per share.

            The Board of Directors is authorized, subject to the limitations prescribed by law and the provisions of this Article III, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

            The authority of the Board with respect to each series shall include, but not limited to, determination of the following:

              (1)  The number of shares constituting that series and the distinctive designation of that series;

              (2)  The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends of shares of that series;

              (3)  Whether that series shall have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

              (4)  Whether that series shall have conversion privileges, and, if so, the terms and conditions of such privileges, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

              (5)  Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

              (6)  Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

              (7)  The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

              (8)  Any other relative rights, preferences and limitations of that series."

Dated: June 5, 2002	/s/ NANCY J. BAKER Nancy J. Baker

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  Exhibit 3.1 Certificate of Amendment of Articles of Incorporation